NORTEL INVERSORA S.A.

August 25th, 2005

VIA EDGAR SUBMISSION AND COURIER

Re:	Nortel Inversora S.A. Form 20-F for the Fiscal Year Ended December 31, 2004 Filed on June 29, 2005 (File No. 1-14270)

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

Nortel Inversora S.A. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated August 18, 2005 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s independent accountants (PricewaterhouseCoopers LLP). However, in order to address fully certain comments relating to the Company’s financial statements, the Company believes that it will require additional time to consider and respond to the Staff’s comments.

Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or about September 16, 2005.

Mr. Larry Spirgel	2	August 25, 2005

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me, at 011-541-14-968-3631, with any concerns you may have regarding the Company’s proposed timetable for responding to the Comment Letter. Alternatively, please feel free to contact Julia Cowles (44-20-7418-1336) of Davis Polk & Wardwell, the Company’s counsel.

Very truly yours,

Jose Gustavo Pozzi
General Manager and Sole Officer (Principal Executive Officer and Principal Financial Officer)

cc:	Julia K. Cowles

Davis Polk & Wardwell